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                       December 4, 2020

       Robert Kain
       Chief Executive Officer
       LunaDNA, LLC
       4110 Campus Point Court
       San Diego, CA 92130

                                                        Re: LunaDNA, LLC
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed November 24,
2020
                                                            File No. 024-10903

       Dear Mr. Kain:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
       cc:                                              John Tishler, Esq.